UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2016

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant's name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached hereto as Exhibit 1 is Management's Discussion and Analysis of Financial Condition and Results of Operations and unaudited interim condensed consolidated financial statements and related information and data of Euroseas Ltd. (the "Company") as of and for the nine-month period ended September 30, 2016. Also attached hereto as Exhibit 101 is the Interactive Data file relating to the materials in this Report on Form 6-K, formatted in Extensible Business Reporting Language (XBRL).

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3 (File No. 333-194922) filed with the U.S. Securities and Exchange Commission (the "Commission") on March 31, 2014, as amended, and the Company's Registration Statement on Form F-3 (File No. 333-208305) filed with the Commission on December 2, 2015, as amended from time to time.

Exhibit 1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition and results of operations for the nine months ended September 30, 2016. Unless otherwise specified herein, references to the "Company" or "we" shall include Euroseas Ltd and its subsidiaries. You should read the following discussion and analysis together with the unaudited interim condensed consolidated financial statements and related notes included elsewhere in this report. For additional information relating to our management's discussion and analysis of financial condition and results of operations, please see our annual report on Form 20-F for the year ended December 31, 2015 filed with the U.S. Securities and Exchange Commission on May 2, 2016.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table presents the Company's selected consolidated financial and other data for each of the two nine-month periods ended September 30, 2015 and 2016,   and as of December 31, 2015 and September 30, 2016.  The selected consolidated statement of operations and balance sheet data is derived from, and is qualified by reference to, our unaudited financial results for the nine-month periods ended September 30, 2015 and 2016.
Euroseas Ltd. – Summary of Selected Historical Financials
	Nine Months Ended September 30,
	2015	2016
Statement of Operations Data
Voyage revenues	30,357,715	22,111,476
Related party revenue	180,000	180,000
Commissions	(1,672,566)	(1,179,636)
Voyage expenses	(1,204,320)	(1,088,633)
Vessel operating expenses	(19,575,241)	(13,608,596)
Drydocking expenses	(1,882,654)	(1,725,240)
Management fees	(3,177,465)	(2,361,821)
Vessel depreciation	(8,605,776)	(6,569,978)
Loss on termination of newbuilding contracts	-	(3,202,030)
Gain on vessel sale	-	10,597
Other general and administration expenses	(2,533,286)	(2,694,252)
Operating loss	(8,113,593)	(10,128,113)
Total other expenses, net	(1,985,515)	(16,464,085)
Net loss	(10,099,108)	(26,592,198)
Dividend Series B Preferred Shares	(1,220,382)	(1,283,808)
Net loss available to common shareholders	(11,319,490)	(27,876,006)
Other Financial Data
Net cash provided by operating activities	132,966	213,419
Net cash used in investing activities	(8,601,437)	(18,691,826)
Net cash provided by financing activities	3,619,134	11,490,997
Loss per share attributable to common shareholders, basic and diluted	(1.92)	(3.43)
Weighted average number of shares outstanding during period, basic and diluted	5,903,609	8,116,343
Balance Sheet Data	December 31, 2015	September 30, 2016
Total current assets	21,584,299	23,602,528
Vessels, net	88,957,752	114,628,730
Advances for vessels under construction	32,701,867	3,847,758
Investment in joint venture	16,515,701	1,105,381
Other non-current assets	12,364,772	14,077,915
Total Assets	172,124,391	157,262,312
Current liabilities	19,241,147	9,149,402
Long term liabilities	25,755,402	47,368,818
Long term debt, net of current portion	25,552,702	47,010,657
Total liabilities	44,996,549	56,518,220
Mezzanine Equity	32,079,249	33,363,057
Total shareholders' equity	95,048,593	67,381,035

	Nine Months Ended September 30,
	2015	2016
Other Fleet Data (1)
Number of vessels	15.00	11.33
Calendar days	4,095	3,105
Available days	4,005	3,047
Voyage days	3,872	2,912
Utilization Rate (percent)	96.7%	95.6%

(In U.S. dollars per day per vessel)
Average TCE rate (2)	7,529	7,220
Vessel Operating Expenses	4,780	4,383
Management Fees	776	760
G&A Expenses	619	867
Total Operating Expenses excluding drydocking expenses	6,175	6,010
Drydocking expenses	460	556

(1) For the definition of calendar days, available days, voyage days and utilization rate see our annual report on Form 20-F for the year ended December 31, 2015 ("Item 5A-Operating Results.") filed on May 2, 2016.

(2) Time charter equivalent rate, or TCE rate, is determined by dividing voyage revenues less voyage expenses or time charter equivalent revenue, or TCE revenues, by the number of voyage days during the relevant time period. TCE revenues, a non-GAAP measure, provides additional meaningful information in conjunction with shipping revenues, the most directly comparable GAAP measure, because it assists Company management in making decisions regarding the deployment and use of its vessels and in evaluating the Company's financial performance. TCE revenues and TCE rate are also standard shipping industry performance measures used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods (see also Item 5A-Operating Results).

Reconciliation of TCE revenues as reflected in the consolidated statement of operations and calculation of TCE rate follow:

	Nine Months Ended September 30,
	2015	2016
(In U.S. dollars, except for voyage days and TCE rates which are expressed in U.S. dollars per day)

Voyage revenues	30,357,715	22,111,476
Voyage expenses	(1,204,320)	(1,088,633)
Time Charter Equivalent or TCE Revenues	29,153,395	21,022,843
Voyage days(1)	3,872	2,912
Average TCE rate	7,529	7,220

Nine months ended September 30, 2016 compared to nine months ended September 30, 2015.
Voyage revenues. Voyage revenues for the nine month period ended September 30, 2016 were $22.11 million, down 27.2% compared to the same period in 2015 during which voyage revenues amounted to $30.36 million. This decrease was due to the lower number of vessels operating during the period as compared to the same period of 2015. An average of 11.33 vessels operated in the nine months of 2016 for a total of 3,105 ownership days against an average of 15.0 vessels during the same period in 2015 or 4,095 ownership days, a 24.2% decrease.  The total number of days our vessels earned revenue decreased by 24.8% to 2,912 days in the first nine months of 2016 from 3,872 days in the same period in 2015. While employed, our vessels generated a TCE rate of $7,220 per day per vessel in the first nine months of 2016 compared to $7,529 per day per vessel for the same period in 2015 (see calculation in table above).  The average TCE rate our vessels achieved is a combination of the time charter rate earned by our vessels under time charter contracts, which is not influenced by market developments during the duration of the charter and the TCE rate earned by our vessels employed in the spot market or in market-indexed linked contracts which is influenced by market developments.  Market charter rates in the nine months of 2016 were lower for our drybulk vessels and for our containership vessels compared to the first nine months of 2015 which was reflected in the average earnings our ships earned. We had 57.7 scheduled offhire days, including drydocking and laid-up time, 127.8 commercial offhire and 7.5 operational offhire days in the first nine months of 2016 compared to 89.6 scheduled offhire days, including drydocking and laid-up time, 117.8 commercial offhire and 15.6 operational offhire days in the first nine months of 2015.
Related party revenue. Related party revenues reflect $0.18 million received from Euromar LLC, a joint venture of Euroseas, for administration services for the nine month period ended September 30, 2016 unchanged as compared to the same period of 2015.
Commissions. Commissions for the nine month period ended September 30, 2016 were $1.18 million. At 5.3% of voyage revenues, commissions were lower than in the same period of 2015 during which they accounted for 5.5% of our revenues. The overall level of commissions depends on the agreed commission for each charter contract.
Voyage expenses. Voyage expenses for the nine month period ended September 30, 2016 were $1.09 million and related to expenses for repositioning voyages between time charter contracts, ballast voyages and owners expenses at certain ports, compared to $1.2 million for the same period of 2015. Voyage expenses depend on the number of days our vessels are employed under voyage contracts (as opposed to time charter contracts), the number of days they are sailing for repositioning and any port or other costs incurred without a contract. Because our vessels are generally chartered under time charter contracts, voyage expenses represent a small percentage (4.9% and 4.0% during the first nine months of 2016 and 2015, respectively) of voyage revenues and are mainly incurred while our vessels are repositioned between time charter contracts and while our vessels are under voyage charters.
Vessel operating expenses. Vessel operating expenses excluding management fees were $13.6 million during the first nine months of 2016 compared to $19.58 million for the same period of 2015.  Daily vessel operating expenses excluding management fees per vessel decreased between the two periods to $4,383 per day per vessel in the first nine months of 2016 compared to $4,780 per day during the same period of 2015, a 8.3% decrease, mainly due to the disposal of three of our older vessels with higher daily cost at the end of 2015 and the addition of our newbuilding, Xenia, in February 2016 with lower daily cost which further reduced the average daily cost during the first nine months of 2016.
Related party management fees. These are part of the fees we pay to Eurobulk Ltd. ("Eurobulk") under our Master Management Agreement and Eurobulk (Far East) Ltd. Inc. ("Eurobulk FE") under a management agreement with our vessel owning subsidiary for vessel m/v Xenia. During the first nine months of 2016, Eurobulk charged us 685 Euros per day per vessel totalling $2.36 million for the period, or $760 per day per vessel. In the same period of 2015, management fees amounted to $3.18 million, or $776 per day per vessel based on the daily rate per vessel of 685 Euros.  The decline in the total management fees is primarily due to the lower number of vessels operating during the first nine months of 2016 compared to the same period of 2015.
Gain on sale of a vessel. In April 2016, the Company agreed to sell one of its older container carriers M/V "Cpt Costas". The 24 years old vessel was sold for a net amount of $2.6 million. The Company recorded a $0.01 million gain on the sale.
Loss on termination of newbuilding contracts.  On June 29, 2016, we cancelled the newbuilding contract for Hull Number DY 160, under construction at Dayang yard due to excessive construction delays as per the terms of the contract. On September 2, 2016, we cancelled the newbuilding contract for Hull Number DY 161, under construction at Dayang yard due to excessive construction delays as per the terms of the contract.   We have demanded the return of our progress payments and other expenses of $16.96 million (included in the line "Other receivables" of the consolidated balance sheets) as specified in the newbuilding contracts and secured by refund guarantees which were classified as a receivable and expensed the remaining payments made amounting to $3.2 million consisting mainly of supervision, management fees and certain other expenses. There was no loss on newbuilding contract during the same period in 2015.

Other general and administrative expenses. These are expenses we pay as part of our operation as a public company and include the fixed portion of our management agreement fees, legal and auditing fees, directors' and officers' liability insurance and other miscellaneous corporate expenses. In the first nine months of 2016, we had a total of $2.69 million of general and administrative expenses as compared to $2.53 million in same period of 2015. The 2016 figure includes higher professional and legal expenses as well as travelling expenses for the year 2016 compared to the same period of 2015 partly offset by lower incentive compensation costs due to a lower share price.
Dry-docking expenses. These are expenses we pay for our vessels to complete a dry-docking as part of an intermediate or special survey or in some cases an in-water survey in lieu of a drydocking. The cost of passing a survey increases significantly if a dry-docking is required and depends on the extent of work that needs to be performed (like amount of steel replacement required), where the yard is located that the dry-docking takes place and whether it is an intermediate or a special survey with the latter frequently requiring a dry-docking and more extensive work. In the first nine months of 2016, we had two vessels completing their special survey by undergoing drydocking for an expense of $1.7 million. During the first nine months of 2015, we had two vessels completing their intermediate surveys one with drydocking and one in-water (in lieu of drydock) and two vessels completing their special survey with drydocking, for a total expense of $1.88 million incurred during the period.
Vessel depreciation. Vessel depreciation for the nine month period ended September 30, 2016 was $6.57 million. Comparatively, vessel depreciation for the same period in 2015 amounted to $8.61 million. Vessel depreciation in the first nine months of 2016 was lower compared to the same period of 2015 mainly due to the decreased fleet of the Company in 2016.
Interest and other financing costs. Interest and other financing costs for the nine month period ended September 30, 2016 were $1.84 million. Comparatively, during the same period in 2015, interest and finance costs amounted to $1.23 million. The difference is primarily due to increase in the interest paid as a result of the higher average margin and higher LIBOR in the first nine months of 2016 as compared to the same period in 2015 partly offset by higher imputed interest calculated, based on the contract value of our new-building vessels and booked against interest expense, in the first nine months of 2016 as compared to the same period in 2015. The average LIBOR rate on our debt as of September 30, 2016 was 0.49% and the average margin over LIBOR was 4.28% for a total interest rate of 4.77% as compared to an average LIBOR rate on September 30, 2015 of 0.34% and an average margin over LIBOR of 3.97% for a total interest rate of 4.31%.
Other expenses, net. This line includes in addition to Interest and other financing costs, discussed above,  Loss on Derivatives, net, Other investment income, Foreign exchange gain / (loss) and Interest income. In the first nine months of 2016, we had a Loss on derivatives, net of $0.22 million from three interest rate swap contracts which consisted of a realized loss of $0.11 million and an unrealized loss of $0.1 million.  For the same period of 2015, we had a total derivative loss of $0.38 million from three interest rate swap contracts which consisted of a realized loss of $0.23 million and an unrealized loss of $0.14 million from the interest rate swaps. The performance of our derivative contracts depends on the movement of interest rates. A decline in interest rates increases our loss in our derivative contracts. Other investment income includes accrued income from our preferred equity investment in Euromar LLC, "Euromar", of $1.02 million and $0.85 million during the first nine months of 2016 and 2015, respectively. Overall, Other expenses, net, including Interest and other financing costs, amounted to a net expense of $1.05 million and $0.71 million during the first nine months of 2016 and 2015, respectively.
Equity loss and impairment in joint venture. In the second quarter of 2016 the Company concluded that its equity investment in Euromar was impaired due to developments during the period that related to absence of the seasonal market recovery during March and April as well as the completion of loan restructuring agreements between Euromar and its lenders that provided the latter with increased total payments, partly in-kind, and participation in the profits of Euromar. Furthermore, the largest of Euromar's vessels came off a high rate charter and was able to only find employment at a significantly lower charter rate. As a result, the Company booked an impairment of $14.0 million on its investment in its joint venture, Euromar. The Company estimated the fair value of its investment in Euromar by calculating the fair value of Euromar's assets based on cost of capital, earnings and operating cost assumptions and the terms of the loan restructuring agreements and subtracting the fair value of its liabilities; as a result, the Company recorded the afore-mentioned impairment. The Company's share of the loss of Euromar was $1.41 million in the first nine months of 2016 compared to a loss of $1.28 in the comparative period of 2015, as the revenues of Euromar were lower in the first nine months of 2016 based on lower time charter rates as compared to the same period of 2015.
Net loss and net loss attributable to common shareholders. As a result of the above, net loss for the nine months ended on September 30, 2016 was $26.59 million compared to $10.1 million for the same period in 2015. After in kind payment of dividends of $1.28 million to our Series B Preferred Shares, the net loss attributable to common shareholders amounted to $27.88 million for the nine months ended September 30, 2016 compared to a loss of $11.32 million for the same period of 2015 after in kind payment of dividends of $1.22 million to our Series B Preferred Shares.

Liquidity and capital resources
Historically, our sources of funds have been equity provided by our shareholders, operating cash flows and long-term borrowings. Our principal use of funds has been capital expenditures to establish and expand our fleet, maintain the quality of our vessels, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, make principal repayments on outstanding loan facilities, and pay dividends.

Cash Flows
As of September 30, 2016, we had a cash balance of $1.73 million, funds due to a related company of $0.14 million and cash in restricted retention accounts of $7.07 million. Amounts due to such related company represent net disbursements and collections made by our fleet managers, Eurobulk and Eurobulk Far East, on behalf of the ship-owning companies during the normal course of operations for which they have the right of offset.  Working capital is current assets minus current liabilities, including the current portion of long term debt. We had a working capital surplus of $14.45 million as of September 30, 2016. This working capital surplus includes the deposits from our cancelled newbuilding contracts for Hull DY 160 and Hull DY 161 of $8.59 million and $8.37 million which we expect to receive during the second and third quarter of 2017, respectively.
We have under construction one bulk carrier newbuilding with a total contracted amount of $24.93 million remaining to be paid.  The amount of $5.54 million is to be paid within the following twelve months and the remaining $19.39 million within the first quarter of 2018 upon the delivery of the vessel. We plan to finance the remaining capital commitments for this vessel with bank debt and equity. However, on July 20, 2016, we signed an addendum to this newbuilding contract that gave us the option until the end of December 2016 to cancel the contract without any financial penalty except for the progress payment already made; consequently, our newbuilding capital commitments are under our control. Should we decide to exercise our option to cancel this newbuilding contract we will expense the progress payment made and other capitalized expenses totaling $3.85 million.
In November 2016, we agreed to purchase M/V Capetan Tassos, a drybulk vessel of 75,100 dwt, built in 2000 in Japan for approximately $4.40 million. The vessel will be delivered to us in January 2017. We plan to finance this acquisition and any short term working capital requirements via the following options:
a) cash from operations,
b) drawings from a loan facility from an affiliate, which facility is subject to final documentation,
c) cash from potential sale of vessels.
We believe that we will be able to finance all our obligations over the next twelve months. Therefore, the consolidated financial statements have been prepared on a going concern basis.  Furthermore, we plan to proceed with our previously announced at-the-market offering.

Net cash from operating activities.
Our cash flow from operations represents the net amount of cash, after expenses, generated by our vessels and it is influenced by the earnings of our vessels, the cost required to operate them, adjustments for non-cash items and changes in our working capital. Our vessel earnings depend on number of vessels we operate and their employment contract rates we have secured which, in turn, are affected by the market rates and the length of the contract. Our vessel costs depend on the number of vessels we operate, their daily cost and could fluctuate depending on the number of vessels passing intermediate or special survey in each period, whether an in-water survey or drydocking is done as well as the extent of the work performed on each vessel during each drydocking. During the first nine months of 2016, our net cash provided by operating activities was $0.21 million consisting of net loss after non-cash items of $1.57 million plus a decrease in working capital of $1.78 million; we operated 11.33 vessels on average. Two vessels completed their drydocking during the period. During the same period of 2015, net cash flow provided by operating activities was $0.13 million consisting of net loss after non-cash items of $0.55 million plus a decrease in working capital of $0.68 million while operating 15 vessels. Two vessels underwent their special survey and two underwent their intermediate survey (one with drydocking and one with in-water survey).
.

Net cash from investing activities.
In the first nine months of 2016, we spent $23.26 million in advances for our vessels under construction of which $21.82 million related to the final instalment and delivery of our vessel Xenia. We also spent $3.02 million for the acquisition of vessel Aegean Express. We had approximately a $5.33 million release and $1.93 million increase of restricted funds for net of $3.4 million release of restricted funds and $4.2 million proceeds from sale of two vessels, for total funds used in investment activities of $18.69 million. In the same period of 2015, we spent $10.67 million in advances for our vessels under construction. We had approximately a $3.20 million release and $1.13 million increase of restricted funds for net of $2.07 million release, for total funds used in investment activities of $8.6 million.
Net cash from financing activities.
In the first nine months of 2016, net cash provided by financing activities amounted to $11.49 million. These funds consisted primarily of $16.03 million of loan repayments, $28.3 million proceeds from long term debt for the financing of M/V Xenia and refinancing of the loan facilities with Eurobank Ergasias S.A., $0.73 million loan fees paid and $0.05 million of offering expenses paid. In the same period of 2015, net cash used in financing activities amounted to $3.62 million. These funds consisted primarily of $11.44 million of loan repayments, $5.0 million proceeds from a long term debt refinancing, $0.35 million loan fees paid, $0.14 million of offering expenses paid and $10.55 million from issuance of common stock through our shareholders rights offering.
Debt Financing
We operate in a capital intensive industry, which requires significant amounts of investment, and we fund a portion of this investment through long term debt. We target debt levels we consider prudent at the time of conclusion of such debt funding based on our market expectations, cash flow, interest coverage and percentage of debt to capital amongst other factors.
As of September 30, 2016, our long term debt comprised of six outstanding loans with a combined outstanding balance of $52.79 million. These loans have maturity dates between 2016 and 2023. A description of our loans as of September 30, 2016 is provided in Note 6 to our attached unaudited interim condensed consolidated financial statements. Over the next twelve months, we have scheduled repayments of approximately $5.46 million of the above debt.
     We have partly hedged our interest rate exposure and entered into one interest rate swap agreements for a notional amount of $10 million which expires on May 28, 2019.

Euroseas Ltd. and Subsidiaries
Unaudited Interim Condensed Consolidated Financial Statements

 Index to unaudited interim condensed consolidated financial statements

Euroseas Ltd. and Subsidiaries
Unaudited Condensed Consolidated Balance Sheets
(All amounts expressed in U.S. Dollars – except number of shares)

	Notes	December 31, 2015	September 30, 2016
Assets
Current assets
Cash and cash equivalents		8,715,636	1,728,226
Trade accounts receivable, net		1,408,272	797,225
Other receivables	3	1,231,391	17,598,113
Inventories		1,464,940	1,347,128
Restricted cash	6	5,916,743	1,889,065
Prepaid expenses		175,506	242,771
Vessels held for sale		2,671,811	-
Total current assets		21,584,299	23,602,528

Fixed assets
Vessels, net	4	88,957,752	114,628,730
Advances for vessels under construction	3	32,701,867	3,847,758
Long-term assets
Restricted cash	6	4,550,000	5,184,267
Deferred charges, net		418,034	472,195
Other investment	10, 11	7,396,738	8,421,453
Investment in joint venture	11	16,515,701	1,105,381
Total long-term assets		150,540,092	133,659,784
Total assets		172,124,391	157,262,312

Liabilities, Mezzanine equity and shareholders' equity
Current liabilities
Long-term debt, current portion	6	14,685,766	5,317,351
Trade accounts payable and accrued expenses		2,597,944	2,913,876
Deferred revenues		462,124	778,538
Liabilities from assets held for sale		1,122,208	-
Due to related companies	5	322,703	139,637
Derivatives	10	50,402	-
Total current liabilities		19,241,147	9,149,402

(Unaudited Condensed Consolidated balance sheets continues on the next page)

Euroseas Ltd. and Subsidiaries
Unaudited Condensed Consolidated Balance Sheets
(All amounts expressed in U.S. Dollars – except number of shares)

(continued)

	Notes	December 31, 2015	September 30, 2016
Long-term liabilities
Long-term debt, net of current portion	6	25,552,702	47,010,657
Derivatives	10	202,700	358,161
Total long-term liabilities		25,755,402	47,368,818
Total liabilities		44,996,549	56,518,220

Commitments and Contingencies	7

Mezzanine Equity
Preferred shares (par value $0.01, 20,000,000 preferred shares authorized, 33,779 and 35,063 shares issued and outstanding, respectively)		32,079,249	33,363,057
Shareholders' equity
Common stock (par value $0.03, 200,000,000 shares authorized, 8,195,760 issued and outstanding)		245,873	246,899
Additional paid-in capital		278,833,156	279,040,578
Accumulated deficit		(184,030,436)	(211,906,442)
Total shareholders' equity		95,048,593	67,381,035
Total liabilities, mezzanine equity and shareholders' equity		172,124,391	157,262,312

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Unaudited Condensed Consolidated Statements of Operations
(All amounts expressed in U.S. Dollars – except number of shares)

		Nine months ended September 30,
		2015	2016
Revenues
Voyage revenue		30,357,715	22,111,476
Related party revenue	5	180,000	180,000
Commissions (including $379,471 and $276,393, respectively, to related party)		(1,672,566)	(1,179,636)
Net revenue		28,865,149	21,111,840

Operating expenses
Voyage expenses		1,204,320	1,088,633
Vessel operating expenses (including $239,739 and $153,450, respectively, to related party)		19,575,241	13,608,596
Drydocking expenses		1,882,654	1,725,240
Vessel depreciation	4	8,605,776	6,569,978
Related party management fees	5	3,177,465	2,361,821
Gain on sale of vessel		-	(10,597)
Loss on termination of newbuilding contracts	3	-	3,202,030
Other general and administrative expenses (including $1,500,000 and $1,500,000, respectively, to related party)		2,533,286	2,694,252
Total operating expenses		36,978,742	31,239,953

Operating loss		(8,113,593)	(10,128,113)

Other income/(expenses)
Interest and other financing costs	6	(1,232,290)	(1,843,413)
Loss on derivatives, net	10	(376,135)	(215,839)
Other investment income	11	847,875	1,024,715
Foreign exchange gain / (loss)		29,373	(35,792)
Interest income		24,912	16,565
Other expenses, net		(706,265)	(1,053,764)
Equity loss and impairment in joint venture	11	(1,279,250)	(15,410,321)
Net loss		(10,099,108)	(26,592,198)
Dividend Series B Preferred shares		(1,220,382)	(1,283,808)
Net loss available to common shareholders	9	(11,319,490)	(27,876,006)
Loss per share, basic and diluted		(1.92)	(3.43)
Weighted average number of shares outstanding, basic & diluted	9	5,903,609	8,116,343

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Unaudited Condensed Consolidated statements of Shareholders' Equity
 (All amounts expressed in U.S. Dollars – except number of shares)

	Number of Shares Outstanding	Common Stock Amount	Additional Paid - in Capital	Accumulated Deficit	Total
Balance, January 1, 2015	5,715,731	171,472	268,374,336	(168,343,304)	100,202,504
Net loss attributable to common shareholders				(11,319,490)	(11,319,490)
Share-based compensation	67,500	2,025	245,440	-	247,465
New shares due to rounding, reverse stock- split	794	24	(24)	-	-
Issuance of shares from rights offering, net of issuance costs	2,343,335	70,975	10,171,135		10,242,110
Balance, September 30, 2015	8,127,360	244,496	278,790,887	(179,662,794)	99,372,589
Balance, January 1, 2016	8,195,760	245,873	278,833,156	(184,030,436)	95,048,593
Net loss attributable to common shareholders				(27,876,006)	(27,876,006)
Offering Expenses	-	-	(5,000)	-	(5,000)
Share based compensation	-	1,026	212,422	-	213,448
Balance, September 30, 2016	8,195,760	246,899	279,040,578	(211,906,442)	67,381,035

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Unaudited Condensed Consolidated Statements of Cash Flows
 (All amounts expressed in U.S. Dollars)
	For the nine months ended September 30,
	2015	2016
Cash flows from operating activities:
Net loss	(10,099,108)	(26,592,198)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation of vessels	8,605,776	6,569,978
Amortization and write off of deferred charges	115,494	554,566
Equity loss and impairment in joint venture	1,279,250	15,410,321
Loss on termination of newbuilding contracts	-	3,202,030
Share-based compensation	247,465	213,448
Gain on sale of a vessel	-	(10,597)
Unrealized loss on derivatives	144,479	105,059
Other investment income accrued	(847,875)	(1,024,712)
Changes in operating assets and liabilities	687,485	1,785,524
Net cash provided by operating activities	132,966	213,419

Cash flows from investing activities:
Advances for vessels under construction	(10,674,779)	(23,264,490)
Vessel acquisition	-	(3,017,015)
Proceeds from sale of vessels	-	4,196,268
Increase in restricted cash	(1,126,658)	(1,931,603)
Release of restricted cash	3,200,000	5,325,014
Net cash used in investing activities	(8,601,437)	(18,691,826)
Cash flows from financing activities:
Proceeds from issuance of common stock	10,545,008	-
Loan fees paid	(346,411)	(727,501)
Offering expenses paid	(135,463)	(47,377)
Proceeds from long-term debt	5,000,000	28,300,000
Repayment of long-term debt	(11,444,000)	(16,034,125)
Net cash provided by financing activities	3,619,134	11,490,997
Net decrease in cash and cash equivalents	(4,849,337)	(6,987,410)
Cash and cash equivalents at beginning of period	25,411,420	8,715,636
Cash and cash equivalents at end of period	20,562,083	1,728,226

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

1.    Basis of Presentation and General Information

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the beneficial owners of the ship owning companies in existence at that time. Euroseas Ltd, through its wholly owned vessel owning subsidiaries (collectively the "Company") is engaged in the ocean transportation of drybulk commodities and containers through ownership and operation of drybulk vessels and containerships.

The operations of the vessels are managed by Eurobulk ("Management Company") and Eurobulk FE, (collectively the "Management Companies"), corporations controlled by members of the Pittas family.  Eurobulk has an office in Greece located at 4 Messogiou & Evropis Street, Maroussi, Greece; Eurobulk FE has an office at Manilla, Philippines Suite 1003, 10th Floor Ma. Natividad Building, 470 T.M. Kalaw cor. Cortada Sts., Ermita. Both provide the Company with a wide range of shipping services such as technical support and maintenance, insurance consulting, chartering, financial and accounting services, as well as executive management services, in consideration for fixed and variable fees (see Note 5).

The Pittas family is the controlling shareholder of Friends Investment Company Inc. which, in turn, owns 30.8% of the Company's shares as of September 30, 2016.

The accompanying unaudited condensed consolidated financial statements include the accounts of Euroseas Ltd., and its wholly owned vessel owning subsidiaries and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2015 as filed with the Securities and Exchange Commission ("SEC") on Form 20-F.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) for interim financial information. Accordingly, they do not include all the information and notes required by US GAAP for complete financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the nine month period ended September 30, 2016 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2016.

As of September 30, 2016, the Company had a cash balance of $1.73 million, funds due to a related company of $0.14 million and cash in restricted retention accounts of $7.07 million and a working capital surplus of $14.45 million which includes the deposits from our cancelled newbuilding contracts for Hull DY 160 and Hull DY 161 of $8.59 million and $8.37 million expected to be received in the second and third quarter of 2017, respectively.  As noted in Note 6, the Company has also refinanced certain of its loans to defer balloon payments.

The Company has sufficient cash flow to meet its obligations in the subsequent twelve months. Consequently, the consolidated financial statements have been prepared on a going concern basis. The Company intends to satisfy any short term working capital requirements that might arise via cash flow from operations, drawings from a loan facility from an affiliate, proceeds from potential sale of vessels, and by proceeding with the execution of a previously announced at-the-market offering, among other options.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

2.   Significant Accounting Policies

A summary of the Company's significant accounting policies is identified in Note 2 of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2015. There have been no changes to the Company's significant accounting policies, except as noted below.

Recent accounting pronouncements

In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASU 2014-09"), which supersedes nearly all existing revenue recognition guidance under U.S. GAAP. The core principle is that a company should recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. ASU 2014-09 defines a five-step process to achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing U.S. GAAP. The FASB also permitted early adoption of the standard, but not before the original effective date of December 15, 2016.   The Company is evaluating the potential impact of this adoption on its consolidated financial statements.  Subsequent to the issuance of ASU 2014-09, the FASB issued the following ASU's which amend or provide additional guidance on topics addressed in ASU 2014-09.  In March 2016, the FASB issued ASU No. 2016-08, "Revenue Recognition - Principal versus Agent" (reporting revenue gross versus net). In April 2016, the FASB issued ASU No. 2016-10, "Revenue Recognition - Identifying Performance Obligations and Licenses."   Lastly, in May 2016, the FASB issued No. ASU 2016-12, "Revenue Recognition - Narrow Scope Improvements and Practical Expedients."   The standard is effective for annual periods beginning after December 15, 2017, and interim periods therein, and shall be applied either retrospectively to each period presented or as a cumulative effect adjustment as of the date of adoption. Early adoption of the standard, but not before December 15, 2016 is permitted. The Company is evaluating the potential impact of this adoption on its consolidated financial statements.

In August 2014, the FASB issued ASU No. 2014-15, "Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern." This ASU establishes specific guidance to an organization's management on their responsibility to evaluate whether there is substantial doubt about the organization's ability to continue as a going concern. The provisions of this ASU are effective for interim and annual periods ending after December 15, 2016. Management is evaluating the implementation of this update and its impact on its financial statements.

In April, 2015, FASB issued ASU No 2015-03, "Simplifying the Presentation of Debt Issuance Costs", which outlines a simplified approach to present debt issuance costs and debt discount and premium by requiring debt issuance costs to be presented as deduction from the corresponding liability. This standard is effective for public entities with reporting periods beginning after December 15, 2015 and should be applied on a retrospective basis. Early adoption is permitted for financial statements that have not been previously issued. The Company adopted this standard as of January 1, 2016 on a retrospective basis resulting in "Deferred charges, net" of $700,606 as of December 31, 2015 and $931,102 as of September 30, 2016 to be presented against the related debt liability.

In July 2015, the FASB issued ASU 2015-11, "Simplifying the Measurement of Inventory" to simplify the measurement of inventory using first-in, first out (FIFO) or average cost method. According to this ASU an entity should measure inventory at the lower of cost and net realizable value. Net realizable value is the estimated selling prices less reasonably predictable costs of completion, disposal and transportation. This update is effective for public entities with reporting periods beginning after December 15, 2016. Early adoption is permitted. Management believes that the implementation of this update will not have any material impact on its financial statements and has not elected the early adoption.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

2. Significant Accounting Policies – continued

In February 2016, the FASB issued ASU 2016-02, Leases. The standard amends the existing accounting standards for lease accounting and adds additional disclosures about leasing arrangements.  The ASU requires lessees to recognize on the balance sheet the assets and liabilities for the rights and obligations created by most leases, while lessor accounting remains largely unchanged. The new leases standard requires a modified retrospective transition approach for all leases existing at, or entered into after, the date of initial application, with an option to use certain transition relief. This update is effective for public entities with reporting periods beginning after December 15, 2018. Early adoption is permitted for all entities. The Company has not yet evaluated the impact, if any, of the adoption of this new standard.

In March 2016, the FASB issued Accounting Standards Update No. 2016-09, Stock Compensation. The new guidance is intended to simplify several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities and classification on the statement of cash flows. The standard is effective for annual periods beginning after December 15, 2016 and interim periods within those annual periods. The Company evaluated this update and concluded that it will not have any material impact on its financial statements and has not elected the early adoption.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses. The main objective of this Update is to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. The amendments in this Update replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The ASU requires a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. For public business entities that are U.S. Securities and Exchange Commission (SEC) filers, the amendments in this Update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The Company has not yet evaluated the impact, if any, of the adoption of this new standard.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments. This Update addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted for all entities. The Company has not yet evaluated the impact, if any, of the adoption of this new standard on the disclosures in its financial statements.

In November 2016, the FASB issued ASU 2016-18, "Statement of Cash Flows: Restricted Cash"which amends ASC 230 to add or clarify guidance on the classification and presentation of restricted cash in the statement of cash flows.  For public business entities, the guidance is effective for fiscal years beginning after December 15, 2017, including interim periods therein.  Early adoption is permitted.  Entities must apply the guidance retrospectively to all periods presented.  The Company has not yet evaluated the impact, if any, of the adoption of this new standard.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

3.  Advances for Vessels under Construction

As of September 30, 2016 the amount of the advances for vessels under construction amounts to $3.8 million and mainly represents progress payments according to the agreement entered into with the shipyard as well as legal and other costs related to the construction of Hull number YZJ 1153. Within the first quarter of 2016, the Company took delivery of M/V Xenia.  Additionally, Hull Number DY 160 and DY161, under construction at Dayang yard and originally scheduled for delivery in the second and third quarter of 2016 respectively, were cancelled due to excessive construction delays. Both cases have been referred to arbitration. The Company has classified as receivable $17.0 million being the return of its progress payments and other expenses as specified in the newbuilding contract and secured by refund guarantees and has expensed the remaining payments made amounting to $3.2 million, consisting mainly of supervision, management fees and certain other expenses.
	Costs	Vessel Delivery or contract cancellation	Net Book Value

Balance, January 1, 2016	32,701,867	-	32,701,867
Advances for vessels under construction	23,135,067	-	23,135,067
Vessel delivered during the period	-	(31,831,239)	(31,831,239)
Cancellation of newbuilding contracts	-	(20,157,937)	(20,157,937)
Balance, September 30, 2016	55,836,934	(51,989,176)	3,847,758

4.	Vessels, net
The amounts in the accompanying consolidated balance sheets are as follows:

	Costs	Accumulated Depreciation	Net Book Value

Balance, January 1, 2016	124,748,377	(35,790,625)	88,957,752
Depreciation for the period	-	(6,569,978)	(6,569,978)
Delivery of newbuilding vessel	31,831,239	-	31,831,239
Sale of a vessel	(3,749,135)	1,113,067	(2,636,068)
Vessel Acquisition	3,045,785	-	3,045,785
Balance, September 30, 2016	155,876,266	(41,247,536)	114,628,730

All vessels as of September 30, 2016 are used as collateral under the Company's loan agreements (see Note 6).

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

5.	Related Party Transactions

The Company's vessel owning companies are parties to management agreements with the Management Companies which are controlled by members of the Pittas family, whereby the Management Companies provide technical and commercial vessel management for a fixed daily fee of Euro 685 for 2015 and Euro 685 for 2016 under the Company's Master Management Agreement (see below) in case of Eurobulk, or, under a direct management agreement with a Company's vessel owing subsidiary in case of Eurobulk FE. Vessel management fees paid to the Management Companies amounted to $3,177,465 and $2,361,821 in the nine-month periods ended September 30, 2015 and 2016, respectively.

In addition to the vessel management services, the Management Company provides the Company with the services of its executives, services associated with the Company being a public company and other services to our subsidiaries. For the nine months ended September 30, 2015 and September 30, 2016, compensation paid to the Management Company for such additional services to the Company was $1,500,000. This amount is included in the general and administration expenses.

Amounts due to or from related companies represent net disbursements and collections made on behalf of the vessel-owning companies by the Management Companies during the normal course of operations for which a right of offset exists.  As of December 31, 2015 the amount due to related companies was $322,703. As of September 30, 2016, the amount due to related companies was $139,640. Based on the Master Management Agreement between the Company and the Management Company and the management agreement with Eurobulk FE, an estimate of the quarter's operating expenses, expected drydocking expenses, vessel management fee and fee for management executive services are to be paid in advance at the beginning of each quarter to the Management Company.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

5.	Related Party Transactions - continued

The Company uses brokers for various services, as is industry practice.  Eurochart S.A., an affiliated company controlled by certain members of the Pittas family, provides vessel sale and purchase services, and chartering services to the Company whereby the Company pays commission of 1% of the vessel sales or acquisition prices and 1.25% of charter revenues.  Commission on vessel sales amounted to $27,741 for the sale of M/V "Captain Costas" and $30,000 for the acquisition of M/V "Aegean Express", during the nine-month period ended September 30, 2016; Eurochart S.A. also received $213,500 as commission for the acquisition of M/V "Xenia." during the same period. There were no vessel sales or acquisitions during the first nine months of 2015. Commissions to Eurochart S.A. for chartering services were $379,471 and $276,393 for the nine-month periods ended September 30, 2015 and 2016, respectively.

Certain members of the Pittas family, together with another unrelated ship management company, have formed a joint venture with the insurance broker Sentinel Maritime Services Inc. ("Sentinel"). Technomar Crew Management Services Corp ("Technomar"), is a company owned by certain members of the Pittas family, together with two other unrelated ship management companies. Sentinel is paid a commission on premium not exceeding 5%; Technomar is paid a fee of about $50 per crew member per month. Total fees charged by Sentinel and Technomar were $105,304 and $134,435 in the first nine months of 2015, respectively. In the first nine months of 2016, total fees charged by Sentinel and Technomar were $78,522 and $74,928, respectively. These amounts are recorded in "Vessel operating expenses" under "Operating expenses".

Related party revenue amounting to $180,000 for the nine-month periods ended September 30, 2015 and 2016 relates to fees received from Euromar LLC,  a joint venture of the Company (see below Note 11), for vessel management and various administrative services. Vessel management services are performed by Eurobulk and its affiliates; strategic, financial and reporting services are provided by Euroseas.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

6.	Long-Term Debt

Long-term debt represents bank loans of the Company. Outstanding long-term debt as of December 31, 2015 and September 30, 2016 is as follows:

Borrower	December 31, 2015	September 30, 2016
Xingang Shipping Ltd. / Joanna Maritime Ltd.	1,276,040	1,103,915
Manolis Shipping Ltd.	4,500,000	-
Saf Concord Shipping Ltd.	3,250,000	-
Pantelis Shipping Corp.	5,120,000	4,840,000
Noumea Shipping Ltd.	7,800,000	7,080,000
Eirini Shipping Ltd. / Eleni Shipping Ltd.	13,200,000	12,850,000
Eternity Shipping Company	5,375,000	-
Allendale Investments S.A. / Alterwall Business Inc. / Manolis Shipping Ltd. / Saf Concord Shipping Ltd. / Aggeliki Shipping Ltd. /Eternity Shipping Company / Jonathan John Shipping Ltd.	-	13,580,000
Kamsarmax One Shipping Ltd.	-	13,333,000
	40,521,040	52,786,915
Less: Current portion	(14,810,000)	(5,464,000)
Long-term portion	25,711,040	47,322,915
Deferred Charges, current portion	124,234	146,649
Deferred charges, long-term portion	158,338	312,258
Long-term debt, current portion net of deferred charges	14,685,766	5,317,351
Long-term debt, long-term portion net of deferred charges	25,552,702	47,010,657

None of the above loans are registered in the U.S. The future annual loan repayments are as follows:

To September 30:
2017	5,464,000
2018	15,782,915
2019	21,009,000
2020	934,000
2021	934,000
Thereafter	8,663,000
Total	52,786,915

Details of the loans are discussed in Notes 9, 20(b) and 20(c) of our consolidated financial statements for the year ended December 31, 2015 included in the Company's annual report on Form 20-F  and are supplemented by the changes noted below.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated financial statements
(All amounts expressed in U.S. Dollars)

6. Long-Term Debt - continued

One of the vessels of the loan facility of $14.5 million with Eurobank Ergasias S.A. signed in February 2016 as described in Note 20(b) on Form 20-F as mentioned above, M/V "Captain Costas", was sold on May 10, 2016, however, the proceeds were not used to repay a portion of the loan facility but remained available to the Company to acquire a substitute vessel which would secure the loan facility in place of M/V "Captain Costas". On September 29, 2016, the Company acquired M/V "Aegean Express".

In September 2016, the Company signed a supplemental agreement to its loan agreements of Xingang Shipping Ltd., Pantelis Shipping Corp., Eirini Shipping Ltd. and Eleni Shipping Ltd. providing for the deferment of loan repayments from twelve to fifteen months, relaxation of loan-to-value covenants and certain other terms as noted below:

The loan with Xingang Shipping Ltd. will be repaid in November 2017 with one payment equal to its outstanding balance of $1,103,915.

 The loan with Pantelis Shipping Corp will have the six principal instalments, from June 2016 to September 2017, deferred. The deferred amount of $1,680,000 will be added to the balloon payment of $3,160,000 due in September 2017. Furthermore, if Euroseas extends or refinances the balloon payment on the loan of Noumea Shipping Ltd., owner of M/V Evridiki G, at least until the current charter expires in January 2018, then the outstanding amount of $4,840,000 as of September 2017 will be repaid in four quarterly instalments starting in March 2018 with two instalments of $280,000 each, 2 instalments of $560,000 each plus a balloon payment of $3,160,000 along with the last payment in December 2018.

The outstanding balance of the loan of Eirini Shipping Ltd / Eleni Shipping Ltd. of $12,850,000 prior to the closing of the supplemental agreement was reduced to $11,600,000 via prepayment of the cash collateral of $1,250,000 (which was effected after the signing of the respective supplemental agreement). In addition, seven principal instalments of $350,000 each, from September 2016 to December 2017 were deferred. Repayment of the loan will be resumed in March 2018 and the outstanding balance of $11,600,000 will be repaid in two quarterly instalments of $350,000 each, four of $725,000 each plus a balloon payment of $8,000,000 due in May 2019.  The asset coverage ratio was reduced from 130% to 75% until December 31, 2017. A cash sweep mechanism was put in place until the entire deferred amount of $3,330,000 is repaid.

In November 2016, the loan with Noumea Shipping Ltd., owner of M/V Evridiki G, was agreed to be refinanced so that the balloon payment of $6,360,000 originally due in December 2016 will be repaid with two semi-annual repayments of $720,000 each in June and January 2018 and a balloon payment of $4,920,000 in January 2018. The loan-to-value covenant will be waived until November 2017. The agreement is subject to customary legal documentation and an amendment fee of $15,000 is payable. As a result of refinancing this balloon payment, the balloon payment of Pantelis Shipping Corp of $4,840,000 due in September 2017 is refinanced as described above.

The Company's loans are secured with one or more of the following:
•	first priority mortgage over the respective vessels on a joint and several basis.
•	first assignment of earnings and insurance.
•	a corporate guarantee of Euroseas Ltd.
•	a pledge of all the issued shares of each borrower.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated financial statements
(All amounts expressed in U.S. Dollars)

6. Long-Term Debt - continued

The loan agreements contain covenants such as minimum requirements regarding the hull ratio cover  (the ratio of fair value of vessel to outstanding loan less cash in retention accounts), restrictions as to changes in management and ownership of the vessel shipowning companies, distribution of profits or assets (i.e. limiting dividends in some loans to 60% of profits, or, not permitting dividend payment or other distributions in cases that an event of default has occurred), additional indebtedness and mortgage of vessels without the lender's prior consent, sale of vessels, maximum fleet-wide leverage, sale of capital stock of our subsidiaries, ability to make investments and other capital expenditures, entering in mergers or acquisitions, minimum cash balance requirements and minimum cash retention accounts (restricted cash).  The loans agreements also require the Company to make deposits in retention accounts with certain banks that can only be used to pay the current loan installments. Restricted cash under "Current Assets" and "Long-term assets" amounts to $10,466,743 and $7,073,332 as of  December 31, 2015 and September 30, 2016 and is comprised of deposits held in retention accounts and deposits required to be maintained as  certain minimum cash balances per mortgaged vessel.

Interest expense excluding loan fee amortization for the nine-month periods ended September 30, 2015 and 2016 amounted to $1,116,796 and $1,288,847, respectively, of which imputed interest was $433,999 and $497,813, respectively.  At September 30, 2016, LIBOR for the Company's loans was on average approximately 0.50% per year, the average interest rate margin over LIBOR on our debt was approximately 5.05% per year for a total average interest rate of approximately 5.55% per year.

7.	Commitments and Contingencies

(a)
There are no material legal proceedings other than the arbitration involving the Company's requests for the return of the progress payments for the canceled newbuilding contracts with Dayang shipyard (see Note 3) to which the Company is a party or to which any of its properties are subject, other than routine litigation incidental to the Company's business.  In management's opinion, the disposition of these lawsuits should not have a material impact on the unaudited condensed consolidated results of operations, financial position and cash flows; management believes that the arbitration for the return of the shipbuilding contract payments will be favorable for the Company.

(b)
Future gross minimum revenues upon collection of hire under non-cancellable time charter agreements involving two of its vessels in operation as of September 30, 2016 totals $21.37 million (one off-hire day per quarter for each vessel is assumed and no drydockings are due for the vessels during the charter period; in addition early delivery of the vessels by the charterers or any exercise of the charterers' options to extend the terms of the charters are not accounted for).

(c)
As of September 30, 2016, the Company had under construction one bulk carrier, a Kamsarmax, with a total contracted amount remaining to be paid of $5.54 million in 2017 and $19.39 million in 2018. On July 20, 2016, the Company signed an addendum to its newbuilding contract giving it the option to cancel the contract for the construction of a Kamsarmax drybulk vessel without penalty except for the progress payment already made.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

8.	Stock Incentive Plan
A summary of the status of the Company's unvested shares as of January 1, 2016, and changes during the nine month period ended September 30, 2016, are presented below:
Unvested Shares	Shares	Weighted-Average Grant-Date Fair Value per share
Unvested on January 1, 2016	90,900	5.67
Granted	-	-
Vested	(34,200)	4.18
Forfeited	-	-
Unvested on September 30, 2016	56,700	6.57

As of September 30, 2016, there was $115,954 of total unrecognized compensation cost related to unvested share-based compensation arrangements granted.  That cost is expected to be recognized over a weighted-average period of 0.46 years. The share-based compensation recognized relating to the unvested shares was $213,448 for the nine month periods ended September 30, 2016 (September 30, 2015: $247,465) and is included in general and administrative expenses.

On November 3, 2016, an award of 82,080 shares was made with a grant-date fair value of $1.21 per share, or $99,317 in total.

9.	Loss Per Share

Basic and diluted loss per common share are computed as follows:

	For the nine months ended September 30,
	2015	2016

Net loss attributable to common shareholders	(11,319,490)	(27,876,009)

Weighted average common shares – Outstanding	5,903,609	8,116,343
Basic and diluted loss per share	(1.92)	(3.43)

The Company excluded the effect of 45,000 and 56,700 unvested incentive award shares as of September 30, 2015 and 2016, respectively, as they were anti-dilutive.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

10. Financial Instruments

The principal financial assets of the Company consist of cash on hand and at banks, other investment and accounts receivable due from charterers. The principal financial liabilities of the Company consist of long-term loans, derivatives including interest rate swaps, and accounts payable due to suppliers.

Interest rate risk

The Company enters into interest rate swap contracts as economic hedges to manage some of its exposure to variability in its floating rate long term debt. Under the terms of the interest rate swaps the Company and the bank agreed to exchange, at specified intervals the difference between a paying fixed rate and floating rate interest amount calculated by reference to the agreed principal amounts and maturities.  Interest rate swaps allow the Company to convert long-term borrowings issued at floating rates into equivalent fixed rates. Even though the interest rate swaps were entered into for economic hedging purposes, the derivatives described below in this note do not qualify for accounting purposes as fair value hedges, under guidance relating to  Derivatives and Hedging, as the Company does not have currently written contemporaneous documentation identifying the risk being hedged and, both on a prospective and retrospective basis, performing an effectiveness test to support that the hedging relationship is highly effective. Consequently, the Company recognizes the change in fair value of these derivatives in the "Unaudited condensed consolidated statements of operations." As of December 31, 2015 and September 30, 2016, the Company had three and one open interest rate swap contracts, respectively, of notional amount of $30 million and $10 million, respectively.

Concentration of credit risk

Financial instruments, which potentially subject the Company to significant concentration of credit risk consist primarily of cash and trade accounts receivable. The Company places its temporary cash investments, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluation of the relative credit standing of these financial institutions that are considered in the Company's investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers' financial condition and generally does not require collateral for its accounts receivable. As of September 30, 2016, the Company has a claim receivable against the counterparties of its cancelled Ultramax newbuilding contracts which is secured by refund guarantees from China Export Import Bank.

Fair value of financial instruments

The estimated fair values of the Company's financial instruments such as trade receivables, trade accounts payable, cash and cash equivalents and restricted cash approximate their individual carrying amounts as of December 31, 2015 and September 30, 2016, due to their short-term maturity.  Cash and cash equivalents and restricted cash are considered Level 1 items as they represent liquid assets with short-term maturities. The fair value of the Company's long term borrowings approximates $51.9 million as of September 30, 2016 or approximately $0.9 million less than its carrying value of $52.8 million (excluding the unamortized deferred charges). The fair value of the long term borrowing are estimated based on current interest rates offered to the Company for similar loans. LIBOR rates are observable at commonly quoted intervals for the full terms of the loans and hence fair value of the long-term bank loans are considered Level 2 items in accordance with the fair value hierarchy due to their variable interest rate, being the LIBOR. The fair value of the Company's interest rate swaps was the estimated amount the Company would pay to terminate the swap agreements at the reporting date, taking into account current interest rates and the current creditworthiness of the Company and its counter parties.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

10. Financial Instruments - continued

Fair value of financial instruments - continued

The Company follows guidance relating to "Fair value measurements", which establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosure about fair value measurements.  This statement enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities;
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;
Level 3: Unobservable inputs that are not corroborated by market data.

The fair value of the Company's interest rate swap agreements is determined using a discounted cash flow approach based on market-based LIBOR swap rates.  LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered Level 2 items. The fair values of the interest rate swap determined through Level 2 of the fair value hierarchy as defined in guidance relating to "Fair value measurements" are derived principally from or corroborated by observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined.

Recurring Fair Value Measurements

	Fair Value Measurement at Reporting Date
	Total, December 31, 2015	(Level 1)	(Level 2)	(Level 3)
Liabilities
Interest rate swap contracts, current and long-term portion	$253,102	-	$253,102	-

	Fair Value Measurement at Reporting Date
	Total, September 30, 2016	(Level 1)	(Level 2)	Significant Other Unobservable Inputs (Level 3)
Liabilities
Interest rate swap contracts, current and long-term portion	$358,161	-	$358,161	-

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

10. Financial Instruments - continued

Derivatives not designated as hedging instruments	Balance Sheet Location	December 31, 2015	September 30, 2016
Interest rate contracts	Current liabilities - Derivatives	50,402	-
Interest rate contracts	Long-term liabilities - Derivatives	202,700	358,161
Total derivative liabilities		253,102	358,161

Derivatives not designated as hedging instruments	Location of gain (loss) recognized	Nine Months Ended September 30, 2015	Nine Months Ended September 30, 2016
Interest rate – Fair value	Loss on derivatives, net	(144,479)	(105,059)
Interest rate contracts - Realized loss	Loss on derivatives net	(231,656)	(110,780)
Total loss on derivatives		(376,135)	(215,839)

The fair value of the Company's "Other investment", which refers to its preferred equity investment in Euromar, approximates its carrying value (see Note 11 – "Investment in Joint Venture and Other Investment") and is considered a Level 3 item.

The key input that determines the fair value of the Company's "Other investment" is the required rate of return for preferred equity investments in investment opportunities of similar risk which is not observable and hence is considered a Level 3 item.  The Company considers the initial dividend rate of 19% p.a. as the appropriate rate for its fair value calculation and monitors market conditions for similar investment and other possible developments specific to its investment that might provide indications for changes in the required rate of return it uses in its fair value measurement. As of September 30, 2016, the Company did not identify indications that would require changes in the required rate of return.

Quantitative Information about Level 3 Fair Value Measurements

	Other investment	Valuation Technique	Unobservable Input	Value
Fair Value at December 31, 2015	7,396,738	Discounted cash flow	Rate of return	19%
Fair Value at September 30, 2016	8,421,453	Discounted cash flow	Rate of return	19%

The fair value of the Company's "Other investment" is sensitive to the required rate of return used to estimate the present value of its investment using the discounted cash flow approach. If the required rate of return increases or decreases, the fair value of the Company's "Other investment" will decrease or increase, respectively.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

10. Financial Instruments - continued

Non-recurring Fair Value Measurements

During the second quarter of 2016, the Company concluded that its equity investment in Euromar shown under "Investment in joint venture" was impaired and wrote it down to its estimated fair value. The impairment was due both to changes in the terms of its investment during the period as well as continuing less favorable market developments. The change in the terms of the Company's investment resulted from the conclusion of loan restructuring agreements between Euromar and its lenders that provided the latter with increased payments before any capital is returned to Euromar's partners, which include the Company, and, in addition, participation of the lenders in the profits of and any distributions made by Euromar. The fair value of the Company's "Investment in joint venture" is considered a Level 3 item (see Note 11 – "Investment in Joint Venture and Other Investment"). The key input that determines the fair value of the Company's "Investment in joint venture" is the cost of capital for investments in containership vessels which is not observable and hence is considered a level 3 item.  The Company estimated the cost of capital in the range of 9-10% p.a. based on its return threshold in considering investments in containerships which, in turn take into consideration the historical returns and volatility of such investments. Additional inputs required include earnings assumptions and operating cost assumptions for each vessel as well other expenses and liabilities of Euromar. The Company used the Discounted cash flow" technique and a cost of capital of 9.5% p.a. to calculate the fair value of its equity investment in Euromar and estimated a $14,000,000 impairment on its equity investment which is shown under "Equity loss and impairment in joint venture" along with the Company's share of Euromar contribution under the Equity method of $1,410,321 for the nine-month period ended September 30, 2016. As of September 30, 2016, the Company's investment in Euromar is $1,105,381 and is shown under "Investment in joint venture" in the consolidated balance sheets.

The fair value of the Company's "Investment in joint venture" is sensitive to the required rate of return used to estimate the fair value of its investment using the discounted cash flow approach. If the required rate of return or vessel operating expenses increase or charter rates decrease, the fair value of the Company's "Investment in joint venture" will decrease; inversely, if the required rate of return or vessel operating expenses decrease or charter rates increase, the fair value of the Company's "Investment in joint venture" will increase.

	Non-recurring Fair Value Measurement at Reporting Date
	Total, September 30, 2016	(Level 1)	(Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets
Investment in joint venture	-	-	-	1,105,381

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

11.	Investment in joint venture and Other Investment

By June 30, 2016, Euromar reached agreements in principle with two of its lenders (representing about 90% of its indebtedness) to restructure its debt. These agreements included relaxation of covenants, repayment moratorium and extension of the tenor of the loans in exchange for cash sweep provisions, increased interest rate for a portion of the debt, participation in profits and certain rights in the disposition of the some vessels. As a result, on June 30, 2016, the Company estimated the fair value of investment in Euromar by calculating the fair value of Euromar's assets based on cost of capital, earnings and operating cost assumptions, and terms included in the loan restructuring agreements between Euromar and its lenders and subtracting the fair value of its liabilities; as a result, the Company recorded an impairment on its investment in Euromar, of $14,000,000. The Company's investment in the Joint Venture is recorded in the "Unaudited condensed consolidated balance sheets" as "Investment in joint venture" at its book value which was $16,515,701 as of December 31, 2015 and $1,105,381 as of September 30, 2016.

Other Investment represents the Company's s preferred equity investment in Euromar, Euroseas recorded an accrued dividend income of $847,875 for the period ended September 30, 2015 and $1,024,715 for period ended September 30, 2016. This amount is recorded in the "Unaudited condensed consolidated statements of operations" as "Other Investment Income" under "Other Income / (expenses)".  The Company evaluated the recoverability of its investment in Preferred Units of Euromar LLC and concluded that it is recoverable.

In USD	Other Investment
Balance, December 31, 2015	7,396,738
Total gain for period included in Investment income	1,024,715
Balance, September 30 ,2016	8,421,453

12. Subsequent Events

a)
On November 15, 2016, the Company signed a memorandum of agreement to buy M/V Capetan Tassos, a Japanese 2000-blt, 75,100 dwt drybulk carrier. The vessel is expected to be delivered in January 2017 for a gross price of approximately $4.4 million.

b)
On November 23, 2016, the Company announced that it reached an agreement with an affiliate to draw a $2 million loan. Interest on the loan is payable quarterly, and there are no principal repayments until January 2018 when the loan matures.  The Company may elect to add the interest to the outstanding principal amount. Under certain limited circumstances, the Company can pay principal and interest in equity, and the loan is convertible in common stock of the Company at the option of the lender at certain times.  The agreement is subject to customary legal documentation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: November 23, 2016	By:	/s/ Dr. Anastasios Aslidis
	Name:	Dr. Anastasios Aslidis
	Title:	Chief Financial Officer and Treasurer